

October 11, 2017

Barry Rosenstein
Managing Partner
JANA Partners LLC
767 Fifth Avenue, 8th Floor
New York, New York 10153

> **Re:** **EQT Corporation**
> **Amendment No. 1 to PREC14A preliminary proxy statement filing made on**
> **Schedule 14A**
> **Filed on September 26, 2017 by JANA Partners LLC**
> **File No. 001-03551**

Dear Mr. Rosenstein,

We have reviewed your amended filing and have the following comment. Please note that we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending the filing and/or by providing the requested information. After reviewing any amendment to the filing and any information provided in response to this comment, we may have additional comments.

If you do not believe our comment applies to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

Proposal 1: Share Issuance Proposal

Reasons to Vote Against the Proposed Acquisition

The Rice Acquisition Would Destroy Shareholder Value, page 3

Overstatement of Financial Benefits of the Acquisition, page 3

1.   Refer to the statement under this heading that EQT management "has admitted that these additional synergies may be worth $0," which you represent, per footnote 5, is supported by EQT management's own statements provided on the company's second quarter earnings conference call conducted June 19, 2017. Please advise us how your quoted assertion is consistent with the opinion offered by EQT's CEO on such call regarding additional synergies in which he predicted, "I think you will also conclude that our original estimate of $2.5 billion in synergies is very conservative, and we expect to be able to exceed that amount by a fair margin." In addition, please provide us with the factual foundation for the quoted assertion made in your proxy statement, or delete the reference. Refer to Note b. of Rule 14a-9.

We remind you that the participant is responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473, H. Roger Schwall, Assistant Director, at (202) 551-3745, or me at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Marc Weingarten, Esq.
       Eleazer Klein, Esq.
       Brandon Gold, Esq.
       Schulte Roth & Zabel LLP